Exhibit 99.13.(d)

AMENDED and RESTATED
INVESTOR RELATIONS SERVICES AGREEMENT

Amended and Restated Investor Relations Agreement (the “AGREEMENT”) effective as of the date of approval by each Fund’s Board of Directors/Trustees and amends and restates, in its entirety, the Amended and Restated Investor Relations Services Agreement dated September 5, 2018 between the registered closed-end investment companies listed on Schedule A (hereinafter referred to collectively as the “Funds” and, individually, as a “Fund”) and abrdn Inc. (hereinafter referred to as “AI”).

1.	AI agrees, during the term of this Agreement, to provide or arrange for a third party to provide investor relations and secondary market support services for the Funds. These services may from time to time include the following or other services, as AI in its discretion considers appropriate, to enhance the visibility of the Funds and encourage investment in the Funds by retail and institutional investors:

Core Service: Plan Participation and Promotion

•	Product specific literature promoting closed-end funds, to seek to drive traffic to website and increase fund awareness;
•	Attendance at industry conferences;
•	Coordinate and promote investor/analyst roadshows;
•	Develop and maintain an Educational Thought Leadership Program via whitepapers or podcasts;
•	Develop and distribute press releases to shareholders on special issues and post to the respective Fund’s website;
•	Coordinate the preparation and distribution of the quarterly investor relations Board reports;
•	Coordinate the preparation of semi-annual Board reports on the strategic plan and delivery of the marketing activities, including such information as the Board of Directors/Trustees may reasonably request;
•	Produce advertising campaigns;
•	Build and maintain a database of targeted email lists for distribution of Fund information and related education to enhance visibility of the Funds.

Closed-End Fund Distribution and Investor Relations

•	Prepare and distribute quarterly manager commentary reports and monthly factsheets;
•	Participate in industry closed-end fund forums;
•	Coordinate and participate in regional roadshows to brokers with the portfolio managers and/or client service representatives;
•	Coordinate meetings with members of relevant associations and/or membership organizations;
•	Distribute to media sources:
•	Periodic dividend releases;
•	Fund data factsheets: daily closed-end fund metrics uploaded to the Funds’ websites;
•	Releases on extraordinary topics, including, but not limited to, results of annual meetings, market events, and major factors affecting the Funds;

•	Manage shareholder and broker toll-free telephone services and electronic mail communications for the Funds;
•	Provide third-party news and information services with monthly updates on price, net asset value, total assets, holdings and dividend information;
•	Conduct statistical analysis and research on closed-end funds and investor perception and implement findings into investor communications and market planning strategies.
•	Create and maintain targeted websites.

2.	The Funds agree, during the term of this Agreement, to pay into an account overseen by AI, on a quarterly basis in arrears, the fees reflected in the fee schedule included at Schedule B (the “Investor Relations Account”). Fees under the Agreement may be changed upon mutual agreement of the parties to the Agreement. Amounts in the Investor Relations Account may be used by AI solely to compensate third parties who provide or assist AI with providing one or more of the services detailed in Section 1 of this Agreement. AI does not receive compensation for its services under this Agreement and shall not be entitled to retain any amount in the Investor Relations Account.

3.	In coordinating the services with third parties under this Agreement, AI may enter into written agreements with such third parties and pay the third parties out of the Investor Relations Account. AI shall be responsible for monitoring and overseeing the performance by such third parties of their obligations under any such written agreement.

4.	AI shall provide quarterly reports to the Funds’ Boards. At least annually, AI shall provide a report of services provided hereunder. At the request of the Boards, AI shall provide a report showing payments made to third parties under this Agreement, as well as the services provided by such third parties and a summary of contributions and expenditures out of the Investor Relations Account.

5.	AI agrees to preserve the confidentiality of all non-public information provided to AI by the Funds or their agents, or information developed by AI based upon such non- public information. AI shall not disclose such information except when required to do so pursuant to court order, subpoena, or other judicial process. Non-public information shall not include information which (a) was or becomes generally available to the public other than as a result of a disclosure by AI or its directors, officers, employees, agents or advisors; (b) was available to the public prior to its disclosure to AI by the Funds or their representatives; (c) becomes available to AI on a non-confidential basis from a source other than the Funds or their representatives, provided that such source is not known by AI (i) to be subject to a confidentiality agreement with the Funds or another party with respect to the information or (ii) to be subject to an obligation, by statute or common law, to maintain the confidentiality of the information; or (d) is independently developed by AI.

6.	For each Fund, the Agreement shall continue in effect for a Fund from year to year, provided such continuance is approved annually by the Board of Directors/Trustees of the Fund.

7.	This Agreement may be terminated by either party on sixty (60) days’ written notice, without payment of penalty, provided that such termination by a Fund shall be approved by the vote of a majority of the Directors/Trustees of the Fund. During said sixty (60) day notice period, the parties shall continue to perform all of their obligations under this Agreement. In addition, the Agreement may be terminated at any time upon a material breach by the other party hereto. The termination of this Agreement by any one Fund shall not affect the continuation of the Agreement for any other Fund.

8.	Each Fund hereby acknowledges that AI shall rely upon the accuracy of all information provided by the Fund or its agents to it. Each Fund assumes full and complete responsibility and liability for the financial and other information furnished to AI for its use on the Fund’s behalf under this Agreement (other than information provided by AI, any AI affiliate or agent) and each Fund shall indemnify and hold harmless AI from and against any demands, claims, or liability relating thereto. Each Fund shall pay AI any amounts payable by AI in settlement of any claims or in satisfaction of any judgments resulting from AI’s use of any financial or other information furnished by the Fund in connection with the services rendered by AI hereunder (other than information provided by AI, any AI affiliate or agent), together with all costs and expenses incurred in connection therewith, including, without limitation, reasonable attorney’s fees and costs of litigation. Without limiting the foregoing, each Fund shall reimburse AI for all costs and expenses, including reasonable attorney’s fees, incurred in responding to any subpoena or other court process in any action or proceeding or investigation in which the Fund or its affiliates are a party or are otherwise involved. Notwithstanding the above, a Fund shall not be liable for, and shall be indemnified by AI against, any loss, claim, damage or liability which was the direct result of AI’s or its affiliates’ or agent’s wilful misfeasance, bad faith, negligence or reckless disregard of its duties under this Agreement. The provisions of this paragraph shall survive the expiration or termination of this Agreement.

9.	This Agreement may be amended with respect to a Fund only on the written consent of all parties. Changes to Schedule A to add or remove a Fund and recalculations of Schedule B to determine fees payments will not require written consent of all parties.

10.	This Agreement shall be interpreted according to and governed by the laws of the State of Pennsylvania.

11.	A waiver by either party of any breach, act or omission of the other party is not deemed to be a waiver of any subsequent similar breach, act or omission.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized officers as of the date first set forth above.

ON BEHALF OF THE FUNDS INCLUDED IN SCHEDULE A

By:	/s/ Lucia Sitar
	Name:	Lucia Sitar
	Title:	Vice President

ABRDN INC.

By:	/s/ Lucia Sitar
	Name:	Lucia Sitar
	Title:	Vice President

Schedule A

Participating Funds

abrdn Asia-Pacific Income Fund, Inc. (FAX)

abrdn Australia Equity Fund, Inc. (IAF)

abrdn Global Income Fund, Inc. (FCO)

abrdn Emerging Markets Equity Income Fund, Inc. (AEF)

The India Fund, Inc. (IFN)

abrdn Japan Equity Fund, Inc. (JEQ)

abrdn Income Credit Strategies Fund (ACP)

abrdn Global Premier Properties Fund (AWP)

abrdn Global Dynamic Dividend Fund (AGD)

abrdn Total Dynamic Dividend Fund (AOD)

abrdn Global Infrastructure Income Fund (ASGI)

abrdn National Municipal Income Fund (VFL)

Schedule B

Estimated Fees

Each Fund pays its quarterly fee, effective January 1, 2023 through December 31, 2024, based on a combination of a fixed fee and variable fee (based on the Fund’s net assets and number of accounts) as detailed below. Net Assets and Number of Accounts are updated annually. The following amounts represent the anticipated annual contribution amounts per Fund for the 2023 calendar year:

Ticker	Name	Net Assets 12/31/22 (USD)	% of Net Assets	Number of Accounts*	% of Total Accounts	Fixed fee	Variable fee	Total Contribution
FAX	abrdn Asia- Pacific Income Fund Inc	771,943,530.00	21.39%	57,724	22.88%	$40,000.00	$194,791.64	$234,791.64
IAF	abrdn Australian Equity Fund Inc	123,959,447.97	3.43%	10,626	4.21%	$40,000.00	$33,646.30	$73,646.30
FCO	abrdn Global Income Fund Inc	48,417,801.74	1.34%	7,084	2.81%	$40,000.00	$18,259.25	$58,259.25
AEF	abrdn Emerging Markets Equity Income Fund Inc	293,174,531.67	8.12%	14,733	5.84%	$40,000.00	$61,437.62	$101,437.62
IFN	The India Fund, Inc.	477,302,517.30	13.22%	27,242	10.80%	$40,000.00	$105,703.06	$145,703.06
JEQ	abrdn Japan Equity Fund, Inc.	84,499,520.96	2.34%	4,214	1.67%	$40,000.00	$17,651.22	$57,651.22
ACP	abrdn Income Credit Strategies Fund	170,048,763.17	4.71%	18,790	7.45%	$40,000.00	$53,505.64	$93,505.64
AOD	abrdn Total Dynamic Dividend Fund	957,589,502.64	26.53%	53,807	21.33%	$40,000.00	$210,588.99	$250,588.99
AGD	abrdn Global Dynamic Dividend Fund	132,831,142.98	3.68%	11,954	4.74%	$40,000.00	$37,044.28	$77,044.28
AWP	abrdn Global Premier Properties Fund	369,289,459.80	10.23%	39,403	15.62%	$40,000.00	$113,749.75	$153,749.75
ASGI	abrdn Global Infrastructure Income Fund	180,487,085.93	5.00%	6,662	2.64%	$40,000.00	$33,622.25	$73,622.25
VFL	abrdn National Municipal Income Fund	-	-	-	-	$40,000.00	-	$40,000.00
							Total	$1,360,000.00

* Number of shareholder accounts are as of each Fund's FYE.